SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: March 13, 2006		Title:	General Counsel

INVESTOR UPDATE MARCH 2006

March 13, 2005	MAXCOM TELECOMUNICACIONES ANNOUNCES THE ACQUISITION OF GRUPO TELEREUNION AND A CAPITAL INCREASE INTO MAXCOM

Mexico City, Mexico, March 13, 2005 — Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a “smart build” approach to focus on micro, small — and medium -sized businesses and residential customers, currently offering local, long distance, data, value-added, CATV and IP-based services in greater metropolitan Mexico City, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi, announced today that it has reached an agreement in principle, subject to certain regulatory approvals, to acquire Grupo Telereunión. As part of the transaction, the Vázquez-Arroyo Carstens family, current owners of Grupo Telereunión will also subscribe a new capital increase into Maxcom, which will be used to fund additional growth and the expansion of its current product offering.

The announced acquisition will give Maxcom 480 kms of fiber optic rings, and 4,300 kms of national backbone with a border crossing into McAllen, TX. The acquisition of Grupo Telereunión will also provide Maxcom with a broader national footprint by adding 680 kms of fiber optic infrastructure in the Gulf region, local interconnection in 59 cities and duplicating its switching capabilities.

As a result of the acquisition and the capital increase, the Vázquez-Arroyo Carstens family will own 16.34% of Maxcom’s equity.
Upon completion of the transaction, Mr. Eduardo Vázquez-Arroyo Carstens will become a member of the Board of Directors of Maxcom. Mr. Vázquez-Arroyo has served as Chairman of Grupo Telereunión since July 2004, and brings a broad experience in the telecommunications arena. Since April 2004, Mr. Vázquez-Arroyo has also served as Chairman of the Board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in México, such as Telefonica. In 1990, Mr. Vazquez Arroyo founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as Chairman of four cellular companies, Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía and Telefonía Celular . All four companies were combined into a leading regional operation covering the whole northern territory of México, and were subsequently sold to Telefonica in 2000. Outside of the telecommunications industry, Mr. Vazquez Arroyo has founded and operated several companies in a variety of sectors, including, software development, automobile dealerships and real estate. Mr. Vázquez-Arroyo holds a bachelor’s degree in Business Administration from the United States International University of San Diego, California.

“We are delighted to join forces with Maxcom. We believe that Grupo Telereunión’s infrastructure and fresh new capital will enhance Maxcom by allowing it to expand its network, strengthen its national footprint and product offering, and accelerate growth” said Mr. Eduardo Vázquez-Arroyo Carstens, Chairman of Grupo Telereunión.”

Mr. Rene Sagastuy, Maxcom’s CEO, added: “We are happy to see new investors join our growth story. Maxcom has led the industry by being the first in Mexico to offer services such as DSL and video content, which has in turn allowed us to enjoy a strong track record of growth in revenues and profits. The addition of successful and experienced new shareholders such as the Vazquez Carstens family is a strong validation of our business model and success.”

Grupo Telereunión was granted the license to operate as a long distance carrier and value-added service provider in 1998. It began its operations in 2000 and currently operates a 4,300 kms fiber optic network, with interconnection in 59 cities. In addition, Grupo Telereunión has border access to the U.S. It offers prepaid cards, calling cards, IP-based services, long distance services and broadband capacity services.

# # #
For more information contact: Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com Lucia Domville New York City, NY (917) 375-1984 ldomville@nyc.rr.com
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services in greater metropolitan Mexico City, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities

1/2

INVESTOR UPDATE MARCH 2006

March 13, 2005	held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

For more information contact:
Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com
Lucia Domville New York City, NY (917) 375-1984 ldomville@nyc.rr.com

2/2